UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-38764

Aptorum Group Limited

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 8, 2019 Aptorum Group Limited (the “Company”) issued a press release announcing that on or about July 10, 2019, Smart Pharma Group, a subsidiary of the Company, will list Smart Pharma Token (“SMPT”) on two leading cryptocurrency exchange platforms, IDAX and LATOKEN. A copy of this press is attached hereto as Exhibit 99.1.

This report does not constitute an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the securities laws in any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 8, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2019

Aptorum Group Limited

By:	/s/ Sabrina Khan
Sabrina Khan
Chief Financial Officer